Exhibit (m)(2)(ii)

NEUBERGER BERMAN ALTERNATIVE FUNDS

CLASS C

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class C of the following series of Neuberger Berman Alternative Funds is subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Distribution Fee (as a Percentage of Average Daily Net Assets of Class C)
Neuberger Berman Long Short Fund	0.75%

Series	Service Fee (as a Percentage of Average Daily Net Assets of Class C)
Neuberger Berman Long Short Fund	0.25%

Date: February 28, 2025